MONTHLY REPORT - DECEMBER, 2006
                              Global Macro Trust
              The net asset value of a unit as of December 31, 2006
                 was $1,040.10, up  6.3% from   $ 978.86 per unit
                           as of November 30, 2006.

                                      Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (472,612.717      $   5,060,494     457,562,284     462,622,778
   units) at November 30, 2006
Addition of 7,826.239 units on                0       7,660,773       7,660,773
   December 1, 2006
Redemption of 13,467.293 units on      (116,857)    (13,890,474)    (14,007,331)
   December 31, 2006
Net Income (Loss) - December, 2006      346,752      29,201,287      29,548,039
                                    -----------  --------------  --------------
Net Asset Value at December 31,   $   5,290,389     480,533,870     485,824,259
2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
December 31, 2006 (467,092.069
units inclusive of 120.406
additional units.)                               $     1,040.10


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 18,055,521       8,046,715

      Change in unrealized gain (loss) on open       12,728,839      32,477,829
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (166,019)        583,384


   Interest income                                    1,959,968      20,667,947

   Foreign exchange gain (loss) on margin               (64,820)       (358,909)
      deposits

Total: Income                                        32,513,489      61,416,966

Expenses:
   Brokerage commissions                              2,787,738      30,857,253

   20.0% New Trading Profit Share                             0         114,672

   Custody Fees                                          19,092          71,580

   Administrative expense                               158,620       1,592,623


Total: Expenses                                       2,965,450      32,636,128

Net Income (Loss) - December, 2006                 $ 29,548,039      28,780,838


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                    January 8, 2007


Dear Investor:

Global Macro Trust ("GMT") was up 6.26% for December, 2006, and 6.34% for the year.

In December, currency, stock index and energy trading were profitable; metals and agricultural commodity trading resulted in small losses; and interest rate trading was flat.

For the full year 2006, metals and stock index futures trading were solidly profitable; interest rate and energy futures trading were moderately profitable; and currency and agricultural commodity trading were unprofitable.

The Millburn diversified futures portfolio, traded by GMT since 2002, has a profitable track record dating from February 1977. Over the years our research group has adapted our systematic trading methods to changing market environments and new futures contracts. The market environment was particularly difficult in 2003 and the first nine months of 2004. In October of 2004, we implemented changes to our portfolio and trading method which were the culmination of several years of research and testing, targeting an improved risk adjusted return. From October 2004 through December 2006, volatility in GMT was substantially reduced while GMT appreciated 28.5%. This was accomplished in what continued to be a difficult period for most systematic futures trading strategies, and compares to a total return of 32.7% for the S&P 500 Index and 10.0% for the Lehman Brothers Long-Term U.S. Treasury Bond Index. We have always tried to position our strategy with investors as a prudent diversification from stocks and bonds. In strong stock market environments like today investors are often tempted to think "who needs managed futures?"

Two points...One is that the enhancements to GMT did not alter the basic objective of seeking profitable opportunities in both rising and falling markets. The second is that setbacks in equities can occur unexpectedly and, while past performance is not necessarily indicative of future results, a managed futures investment has historically tended to do well when stock markets suffer sustained downtrends.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman